Brookfield Infrastructure Partners L.P. 73 Front Street, 5th Floor, Hamilton, Bermuda HM 12

April 1, 2013

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 27, 2012

File No. 1-33632

Dear Ms. Thompson:

We are responding to your comment letter dated March 19, 2013, to Lou Maroun, Director of Brookfield Infrastructure Partners L.P. (the “Partnership”). The Staff’s letter set forth specific comments (the “Comments”) regarding the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”).

For purposes of facilitating the Staff’s review of our responses to the Comments, the original comments are included at the beginning of each response in bold.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in its filings, and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Form 20-F for Fiscal Year Ended December 31, 2011

Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated and Combined Financial Statements, page F-9

Note 25. Partnership Capital, page F-45

1) We have reviewed your response to comment 4 in our letter dated February 15, 2013 and have the following comments:

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In your response you indicate that the impact of the “reclassification” had a significant impact on net income (loss) attributable to the Partnership. Considering the revised statements of operating results presented in Appendix G of your prior response letter dated January 28, 2013 did not reflect a change in net income attributable to the partnership, please tell us what you mean by this

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statement. Please also tell us how you determined that net income attributable to the redeemable partnership units should not be included on your statement of operating results within a non-controlling interest line item between net income (loss) and net income attributable to partnership.

The Partnership acknowledges the Staff’s comment and to clarify our previous statement, the reclassification had a significant impact on net income (loss) attributable to limited partners. Further, the Partnership will amend its Consolidated Statement of Operating Results in future filings, as per the table below, to include net income attributable to the redeemable partnership units within a line between net income (loss) and net income attributable to the partners.

	Year ended December 31,
	2011	2010	2009
Net income (loss)	$440	$473	$(31)

Attributable to:
Non-controlling interest – in operating subsidiaries	253	43	(84)
Non-controlling interest – Redeemable partnership units held by Brookfield	51	107	21
General partner	5	5	—
Limited partners	131	318	32

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Please note that we are not in a position to agree with your view that the reclassification was the result of a change from one acceptable accounting policy to another acceptable accounting policy. Since we believe this is the correction of an error, please ensure that your filings refer to the reclassification as such and provide all disclosures required by paragraph 49 of IAS 8. Also refer to our correspondence concerning a similar matter for Brookfield Renewable Energy Partners LP.

We acknowledge the Staff’s comment. As noted in the Staff’s letter, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) has been engaged in correspondence with the Staff on a similar matter. As discussed with the Staff, in an attempt to address the issue for both companies in a consistent and efficient manner, Brookfield Renewable has respectfully requested that the Staff and the Office of the Chief Accountant reconsider the Staff’s position on this issue and we anticipate that this process will result in a final determination of this issue for both companies.

•

Citing authoritative accounting guidance, please tell us in sufficient detail how you treat your redeemable partnership units in your basic and diluted EPU calculations. Please clarify how you considered the guidance in paragraphs A13-14 of IAS 33 regarding participating equity instruments and the two-class method.

With respect to the accounting treatment of the redeemable partnership units under IAS 33 Earnings per Share (“IAS 33”), it is first necessary to describe the economic characteristics of the redeemable partnership units in Brookfield Infrastructure L.P (“Holding LP”) as compared to limited partnership units in the Partnership. Specifically, the redeemable partnership units are instruments issued by Holding LP, which may, at the option of the holder, require Holding LP to redeem the units at the market price of the units. This redemption right is

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subject to a right of first refusal of the Partnership giving it the right, in its sole discretion, to acquire any unit tendered for redemption in exchange for one unit in the Partnership. In contrast, the limited partnership units are equity instruments issued by the Partnership itself.

It is important to note that the Partnership’s only asset is its investment in Holding LP, and the Partnership is dependent on distributions from Holding LP for purposes of making distributions on its limited partnership units. The distribution rights and residual interest rights pertaining to the redeemable partnership units are identical to those of the limited partnership units that the partnership holds in Holding LP (and by extension the limited partnership units issued by the Partnership). In other words, any distributions that Holding LP makes to its unitholders are distributed ratably to all unitholders of Holding LP, with the result being that the Partnership and Brookfield are entitled to a ratable portion of the distributed and undistributed earnings of Holding LP.

For purposes of calculating basic and diluted earnings per unit of the Partnership, we have specifically considered paragraph A13 and A14 of IAS 33. In particular paragraph A13(a) states:

“The equity of some entities includes: Instruments that participate in dividends with ordinary shares according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share)”

The redeemable partnership units participate in distributions on an equal and ratable basis with the limited partnership units. Our view is that the redeemable partnership units are within the scope of IAS 33.A14(a), and we therefore followed the guidance provided in paragraph A14 of IAS 33 in order to determine both basic and diluted earnings per unit as follows:

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Numerator: Any profit or loss earned by Holding LP (and by extension the Partnership) is allocated to limited partnership units and redeemable partnership units, to the extent that each instrument shares in earnings, as if all of the profit or loss for the period had been distributed. The total profit or loss allocated to the limited partnership units and redeemable partnership units is then determined by adding together the amount allocated for dividends and the amount allocated for a participation feature[1]. Given that the entitlement to distributed and undistributed earnings is equal and ratable among limited partnership units and redeemable partnership units, the total profit or loss generated by the Partnership is allocated ratably (based on percentage ownership interest) to these two classes of equity to form the numerator in the earnings per unit calculation.

•

Denominator: The total amount of profit or loss allocated to the limited partnership units and redeemable partnership units, as described above, is divided by the number of outstanding instruments to which the profit or loss is allocated to determine the earnings per unit for each class of equity[2]. Given that distributed and undistributed earnings are ratably equal, the basic earnings per unit are identical for both the limited partnership units and the redeemable partnership units.

For purposes of calculating diluted earnings per unit we have further considered paragraph A14 of IAS 33, specifically the following extract:

[1]	IAS 33.A14(b)
[2]	IAS 33.A14(c)

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APRIL 1, 2013

“For the purpose of calculating diluted earnings per share, conversion is assumed for those instruments described in paragraph A13 that are convertible into ordinary shares if the effect is dilutive”

For purposes of calculating diluted earnings per share, we have considered whether the redemption right on the redeemable partnership units results in dilution as required by IAS 33.A14 (i.e. given the possibility that the redemption right may be settled in limited partnership units at the discretion of the Partnership). Specifically we have considered the definition of “dilution” in paragraph 5 of IAS 33 as:

“a reduction in earnings per share or an increase in loss per share resulting from the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions.”

Furthermore we have considered paragraph 41 of IAS 33 as follows:

“Potential ordinary shares shall be treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share or increase loss per share from continuing operations.”

Given our assessment of this guidance, we do not view the exchange of limited partnership units for redeemable partnership units as diluting limited partners on the basis that there would be no reduction in earnings per unit or increase in loss per unit upon effecting the exchange mechanism as existing holders of limited partnership units would be theoretically indifferent in terms of whether Brookfield holds redeemable partnership units or limited partnership units issued in exchange for such redeemable partnership units.

Note 34. Segment Information, page F-56

2) We have reviewed your response to comment 5 in our letter dated February 15, 2013 and the sample monthly and quarterly reports provided to us. Based on this information, it remains unclear how you determined your Utilities and Transport and Energy reportable segments are not composed of multiple operating segments. Please respond to the following comments to assist us in better understanding this matter:

The following is provided for context and background pertaining to our segment information and our specific responses to the Staff’s comments:

The Partnership’s Chief Operating Decision Maker (“CODM”) uses the following metrics to assess the performance of the Partnership and allocate resources:

•

Funds from Operations (“FFO”), which we define as net income excluding the impact of depreciation and amortization, deferred taxes and other items. FFO is derived on a proportionate basis, meaning that the impact of non-controlling interests is excluded from the calculation.

•	Adjusted EBITDA, which we define as FFO further adjusted to exclude the impact of interest expense, cash taxes and other income (expenses).

•	AFFO yield, which we define as FFO less maintenance capital expenditures divided by “invested capital”. We define invested capital as partnership capital adjusted by adding back the following items:

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APRIL 1, 2013

maintenance capital expenditures, non-cash statement of operating results items and other comprehensive income.

The Partnership includes Adjusted EBITDA and FFO as performance measures within its segment footnote in its consolidated financial statements and reconciles these measures to consolidated net income attributable to the Partnership. We present AFFO yield in the Partnership’s management discussion and analysis as a non-IFRS measure and we reconcile AFFO and invested capital to an appropriate IFRS measure in accordance with Item 10(e) of Regulation S-K. AFFO Yield is the principal metric used by our CODM to determine the allocation of resources among segments.

In the monthly operating reports provided to our CODM, Adjusted EBITDA by business unit is provided in support of overall segment performance. The monthly reports are comprised of “raw” information that is compiled by the management teams of each business unit. These reports are prepared on the following basis, which is different from the proportionate basis that is employed for purposes of calculating Adjusted EBITDA, FFO and AFFO yield in the quarterly reports provided to our CODM and board of directors:

•	Performance information is provided on a consolidated (100%) basis; and

•	The financial metrics are presented in the functional currency (as defined in IAS 21 – The Effects of Changes in Foreign Exchange Rates) of the underlying investments.

These monthly reports are designed to provide our CODM with a “flash summary” of the Partnership’s monthly performance. These reports capture operational information on the businesses within each segment so that our CODM can determine if any segment is materially deviating from its budget in between quarterly reporting periods. In contrast, the quarterly reports are intended to be a more comprehensive analysis in order for our CODM to be able to fully assess the financial performance of each segment and to make any necessary resource allocation decisions. This is why only our quarterly information includes all three performance metrics noted above.

The Partnership advises the Staff that if a material matter comes to the attention of the Partnership’s CODM by virtue of his review of the monthly operating reports, the CODM would not make a resource allocation decision isolated to a specific investment. Rather, in this instance, the CODM would assess the performance of an individual asset in the context of the segment as a whole (i.e. in combination with other investments within the segment), to assess the long-term prospective performance of the segment and to make resource allocation decisions. Specific responsibility for ensuring that appropriate action is taken to achieve the projected long-term returns by segment resides with the CIOs. This decision-making authority is consistent with the Partnership’s organizational structure, whereby the Partnership’s CIOs have ultimate responsibility for the long-term performance of their respective specific operating segments.

•	Please provide us with a representative monthly report for the Transport and Energy segment, similar to the monthly report you provided for the Utilities segment.

In response to the Staff’s comment, we are separately providing a copy of a representative monthly report for the Transport and Energy segment provided to our CODM. The Partnership is providing these reports as supplemental submissions pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), under separate cover provided by the Partnership’s counsel, Weil, Gotshal & Manges, LLP, which the

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Partnership requests to be returned following completion of the Staff’s review and requests for the confidential treatment of those materials pursuant to 17 C.F.R. §200.83.

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Please reconcile the metrics presented in the monthly report for the Utilities segment with your disclosure in Note 34 to your financial statements that the key measures used by your CODM to assess performance are FFO and Adjusted EBITDA. Explain why the monthly reports given to the CODM do not include the key metrics he uses to assess the business. If “EBITDA” in the monthly reports is the same as “Adjusted EBITDA” in your segment footnote, please better explain why you believe that FFO is one of the primary metrics used by the CODM to assess performance since it does not appear in the monthly report.

The Partnership respectfully advises the Staff that the reports that, as discussed above, we generate monthly are not intended to be comprehensive reports used by our CODM to make resource allocation decisions. Such decisions are only made on an “apples to apples” basis using information in U.S. dollars and based on the Partnership’s proportionate interests in its various investments. The monthly reports provided to our CODM do not explicitly include FFO and AFFO yield information for the following reasons:

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Cost-benefit consideration: As noted above, data from the monthly reports is compiled directly from “raw” information from the ledgers of the Partnership’s underlying businesses. This is in contrast to the quarterly reports that are based on the Partnership’s proportionate interest in investments and are translated to the Partnership’s functional currency. The monthly reports provided to the CODM are intended to provide a “flash” update of operating results and ultimately to support the results of operations that are formally received by the Partnership’s CODM on a quarterly basis and that serve as the basis for the CODM’s resource allocation decisions.

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Practical consideration: Adjusted EBITDA (which as used in these reports is the same as Adjusted EBITDA as described above and used in our segment footnote) is calculated as FFO adjusted to exclude the impact of cash taxes, interest expense and other income. As the Partnership’s cash taxes and other income are not material to the Partnership’s overall performance, the primary reconciling item between EBITDA and FFO is interest expense. Since interest expense does not vary significantly month-to-month, our CODM does not believe FFO to be incrementally meaningful in the context of monthly reporting. For this reason, this information is not included in monthly reporting packages.

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Please explain why the quarterly report focuses on different metrics to assess the performance of your businesses than the metrics seen in the monthly report. Please also clarify whether “EBITDA” in the quarterly report is the same as “EBITDA” in the monthly report and whether both EBITDA measures are the same as “Adjusted EBITDA” in your segment footnote.

Please see the discussion above for an explanation of the differences in the metrics contained in the monthly and quarterly reports. The Partnership respectfully confirms to the Staff that “EBITDA” as presented in the quarterly report is the same measure as “Adjusted EBITDA” in our segment footnote. We use the term “Adjusted EBITDA” in our segment footnote in the interests of external users of our consolidated financial statements as the measure includes adjustments that would not otherwise be included within a standard EBITDA measure. For internal purposes, however, we have not denoted our EBITDA measure as being “adjusted” as the users of our internal reports are aware of its composition.

JENNIFER THOMPSON

APRIL 1, 2013

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We note that the quarterly reports present FFO for individual businesses within your identified operating segments. Additionally, if “EBITDA” in your monthly reports is the same as “Adjusted EBITDA” in your segment footnote, then your monthly reports present Adjusted EBITDA for individual businesses within your identified operating segments. Since it appears that your CODM regularly reviews the key metrics used to assess performance and allocate resources at a more detailed level than your identified operating segments, it is unclear to us that you have correctly identified your operating segments in accordance with paragraph 5 of IFRS 8. If you continue to believe that the information reflected in the CODM reports that you provided to us does not reflect the level at which the CODM manages the company, please explain to us in more detail the basis for your belief, including explaining how you determined that a level of detail other than the individual businesses seen in your monthly and quarterly reports meets the criteria of paragraph 5 of IFRS 8.

The Partnership respectfully maintains its view that it has correctly identified operating segments in accordance with IFRS 8 – Operating Segments (“IFRS 8”). As disclosed in its Form 20-F, the Partnership’s mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions for its unit holders over the long-term. The Partnership is Brookfield’s primary public vehicle to make infrastructure investments. An integral part of the Partnership’s strategy is to make these investments along-side institutional investors in Brookfield-sponsored private funds where the target acquisitions suit the Partnership’s investment profile and where Brookfield Asset Management Inc. or its affiliates have sufficient influence or control to deploy an operations-oriented approach. The Partnership’s CODM is the Chief Executive Officer of Brookfield’s global infrastructure group, which is the manager of both the Partnership and private funds that invest in the infrastructure sector. Both the Partnership and the private funds have similar objectives of 12% to15% returns on invested capital per annum, measured over the life of the investment. The CODM’s primary responsibility is to approve investments, oversee asset management and monitor the performance of investments in order to achieve these targets.

As noted in our letter to the Staff dated March 1, 2013, the Partnership defines its segments based upon the economic characteristics of the underlying assets. The Partnership does not have any specific capital allocation requirements; however, Brookfield’s global infrastructure group establishes from time to time targeted allocations of capital by sector which are generally applied by the Partnership. Since the Partnership invests alongside these private funds, it indirectly has allocation requirements by sector or segment. Thus, a critical aspect of the CODM’s role is to determine risk adjusted returns that can be earned within each segment and allocate capital to segments in accordance with investment targets in order to achieve the Partnership’s return objectives. The Partnership’s Board of Directors measures the CODM’s performance based upon his achievement of return objectives.

As further noted in our letter to the Staff dated March 1, 2013, the Partnership uses AFFO yield as its primary measure of evaluating performance as stewards of capital. We view FFO and Adjusted EBITDA as key measures of operating performance and AFFO yield as a key performance metric that is derived from these measures. Consequently, the Partnership includes Adjusted EBITDA and FFO within the footnotes to the Partnership’s consolidated financial statements in accordance with paragraph 25 of IFRS 8. AFFO yield is not specifically included in the Partnership’s footnotes to its consolidated financial statements as it does not represent a measure of profit or loss as contemplated in paragraphs 25 and 26 of IFRS 8. However, as noted previously, the Partnership does include AFFO yield calculations in its management discussion and analysis for each of our three operating segments.

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APRIL 1, 2013

We view AFFO yield as a proxy for the Partnership’s cash return on its invested capital. Because AFFO yield is correlated with the return on new investments, it is the primary measure that our CODM utilizes to evaluate performance and determine the allocation of capital by segment. Over time, AFFO yield by segment will approach the targeted returns at which the Partnership underwrites its investments. Due to high barriers to entry, Utilities assets are highly regulated and often produce predictable and stable cash flow. These assets typically produce higher initial AFFO yields with more limited growth thereafter, and the projected long-term returns for Utilities investments are typically at the low end of the Partnership’s 12% to 15% return range. Transport & Energy assets, on the other hand, are essentially economic infrastructure, meaning that revenue is driven by economic growth and contains an element of patronage risk. Typically, AFFO yields for this segment are lower initially and grow over time, as revenues increase with throughput and inflation. The projected long-term returns for Transport & Energy investments are typically at the top end of the Partnership’s 12% to 15% return range.

As stated above, the Partnership respectfully submits that AFFO yield is calculated only for the Utilities, Transport & Energy and Timber segments and not for each line of business within the segments in the quarterly report provided to the CODM and submitted to the Partnership’s board of directors. Further, while a reconciliation of FFO is provided as supplemental information, it is merely utilized as a descriptor of segment variances. The FFO by business is not used by the CODM to assess performance or determine allocation of capital.

Since the information that our CODM receives does include certain (but not all) measures of segment profitability for each line of business within each of its operating segments, we acknowledge that this requires consideration under IFRS 8, particularly given that the Partnership produces reports in which its activities are presented in a variety of ways. For example, the monthly reports do not contain the same level of aggregation as the quarterly reports (i.e. the businesses shown within each report are not entirely symmetrical). It is for this reason that, as we have previously indicated, we have considered the requirements of IFRS 8.7 in the identification of our operating segments, which includes the following guidance:

“an entity may produce reports in which its business activities are presented in a variety of ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.”

This is also similar to the following guidance issued by the Financial Accounting Standards Board in its considerations around Statement of Financial Accounting Standard No. 131 Disclosures About Segments of an Enterprise and Related Information (as amended) which has been carried forward to paragraph BC70 of IFRS 8, and which states the following:

The Board recognizes that some enterprises organize their segments on more than one basis. Other enterprises may produce reports in which their activities are presented in a variety of ways. In those situations, reportable segments are to be determined based on a review of other factors to identify the enterprise’s operating segments, including the nature of activities of each component, the existence of managers responsible for them, and the information provided to the board of directors. In many enterprises, only one set of data is provided to the board of directors. That set of data generally is indicative of how management views the enterprise’s activities.

The Partnership respectfully maintains its position in its letter to the Staff dated January 28th, 2013 that:

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APRIL 1, 2013

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the CODM has organized the Partnership to align accountability based upon its operating segments by appointing Chief Investment Officers (CIOs) who present investment opportunities to the CODM and are responsible for the operating activities, financial results, and forecasts for each of its segments, which per paragraph 9 of IFRS 8 is highly indicative of operating segments,

•	the nature of the business activities, as analogized to guidance contained in IFRS 8.12, across each operating segment are similar, and

•	its board of directors receives information focused on each operating segment.

Based on the foregoing, the Partnership respectfully maintains its view that its consolidated business is comprised of three operating segments. However as noted in our response dated March 1, 2013 and for the reasons described therein, the Partnership will include four operating segments in all future filings – Utilities, Transport, Energy and Timber.

•	We note that your response provides the “minimum” projected long-term AFFO yield for each of your business lines. Please tell us the actual long-term AFFO yield you project for each business line.

The Partnership respectfully advises the Staff that the “minimum” projected long-term AFFO yield for each line of business that we disclosed in our response dated March 1, 2013 is what we consider to be the actual projected long-term AFFO yield.

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We note that your response includes Adjusted EBITDA as a percentage of revenues for each line of business within your Utilities and Transport and Energy segments. Given that Note 34 identifies both Adjusted EBITDA and FFO as the key metrics used by your CODM to manage your business, please provide us with the same information for FFO as a percentage of revenues. Please provide this for each line of business for 2009, 2010, 2011, 2012, and projected 2013.

Set forth below is the FFO margin of each line of business for 2009, 2010, 2011, 2012 and forecast for 2013, as requested by the Staff. However, we respectfully advise the Staff that we do not consider FFO margin as a means of evaluating the economic similarities of the lines of business in each operating segment, and we do not use this metric as, a means of determining the allocation of resources between segments. Furthermore, as discussed above, the Partnership’s mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long-term for our unitholders. Given the nature of our assets and the demand inelasticity of the products and services that they offer, we view “long-term” to be significantly in excess of the periods presented in the table below and to be generally not less than ten years, which is the minimum term of Brookfield-sponsored private infrastructure funds. The CODM does not make resource allocation decisions based on short-term fluctuations in performance. Instead, the CODM focuses on the anticipated long-term risk, return profile of an investment in light of current market conditions compared with conditions at the time the investment was initially underwritten. The Partnership does not monitor this particular performance metric, and this information has been specifically compiled in order to fulfill the Staff’s requests. We re-affirm our position that the Partnership defines “economic similarity” by the characteristics noted in our response dated March 1, 2013 (i.e., similar AFFO yields among the other indicators provided in table accompanying our prior response). We calculate FFO margin by dividing FFO (as defined in our 2011 Form 20-F) by revenues.

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APRIL 1, 2013

	2009	2010	2011	2012	2013
Utilities
Regulated Terminal	n/m	38%	35%	31%	29%
Electricity Transmission	57%	57%	60%	59%	55%
Regulated Distribution	n/m	28%	32%	31%	45%

Transport & Energy
Rail road	n/m	29%	27%	41%	44%
Ports	n/m	8%	10%	9%	11%
Energy Transmission, Distribution & Storage	n/m	27%	22%	24%	28%
Toll Roads	n/a	n/a	n/a	24%	32%

n/m – not meaningful as assets held for approximately 1 month; n/a – not applicable

*****

The Partnership, in response to the request contained, hereby acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 417-7293.

Very truly yours,

/s/ John Stinebaugh

John Stinebaugh

Chief Financial Officer, Brookfield Infrastructure Group Corporation

cc:	Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation

Matthew Bloch, Weil, Gotshal & Manges LLP